EXHIBIT 99.1
                                                                    ------------

PRESS RELEASE DATED NOVEMBER 14, 2003


LIFEWAY FOODS, INC.
FOR IMMEDIATE RELEASE
---------------------



        LIFEWAY FOODS REPORTS RECORD THIRD QUARTER AND NINE-MONTH RESULTS
                   REVENUES UP 25%, FOR THE THIRD QUARTER 2003

Morton Grove, IL. November 14, 2003 - Lifeway Foods, Inc. (Nasdaq: LWAY) announced its financial results for the third quarter and nine-month period ended September 30, 2003. Revenues rose sharply by $762,113, up to $3,837,100 during the three-month period ended September 30, 2003, from $3,074,987 during the same three-month period in 2002, a 25% increase. Revenues increased by $1,956,087, up to $10,921,510 during the nine-month period ended September 30, 2003, from $8,965,423 during the same nine-month period in 2002, a 22% increase. This increase is attributable to a vigorous yet cost effective marketing initiative undertaken by management. This increase is attributable to increased sales of existing products as well as the expansion of the LaFruta line of drinkable yogurts, a product line marketed primarily to the Hispanic community.

Net income increased by $175,487 up to $706,846 for the three-month period ended September 30, 2003, from $531,359 during the same three-month period in 2002. Net income increased by $1,060,624, up to $2,391,197 for the nine-month period ended September 30, 2003, from $1,330,573 during the same nine-month period in 2002, an 80% increase partially attributable to a one-time nonrecurring gain from the sale of property.

"We are extremely pleased with our third quarter financial results. Our sales growth continues to be robust, and even though milk prices rose to three year highs in the third quarter, we managed to improve our operating margins year over year. We also believe we will maintain these positive results for the fourth quarter. These factors along with our strong sales growth really showed in our bottom line results," said Julie Smolyansky, President and CEO of Lifeway Foods.

Lifeway, named as Chicago's 28th fastest-growing public firm by Crain's Chicago Business in August 2003, is a manufacturer of cultured, probiotic and functional food products in the health food industry, and is America's leading supplier of the cultured dairy product known as kefir. The Company markets 12 flavors of kefir and does a successful business exporting its products to Canada. The Company also participates in the organic and soy markets with Lifeway Organic(TM), Organic Kefir and Kefir Cheese, and America's first soy kefir called SoyTreat(R).

For more information, contact Julie Smolyansky, President, Lifeway Foods Inc. at
(847) 967-1010 or e-mail at info@lifeway.net and visit www.lifeway.net.

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the U. S. Securities and Exchange Commission.

                               LIFEWAY FOODS, INC.
                   CONDENSED CONSOLIDATED STATEMENT OF INCOME



                                   (Unaudited)                    (Unaudited)
                               THREE MONTHS ENDED              NINE MONTHS ENDED
                                  SEPTEMBER 30,                   SEPTEMBER 30,            YEAR ENDED
                          ----------------------------    ----------------------------    DECEMBER 31,
                              2003            2002            2003            2002            2002
                          ------------    ------------    ------------    ------------    ------------
Sales                     $  3,837,100    $  3,074,987    $ 10,921,510    $  8,965,423    $ 10,921,510

Cost of goods sold           1,907,802       1,586,497       5,467,692       4,870,278       5,467,692

Gross profit                 1,929,298       1,488,490       5,453,818       4,095,145       5,453,818

Operating expenses             871,192         749,984       2,653,974       2,132,695       2,653,974

Income from operations       1,058,106         738,506       2,799,844       1,962,450       2,799,844

Income before taxes          1,112,319         783,433       3,824,388       2,098,021       2,472,022

Income taxes                   405,473         252,074       1,433,191         767,448         943,338

Net Income                     706,846         531,359       2,391,197       1,330,573       1,528,684

Earnings per Share                0.17            0.12            0.57            0.31            0.36

Weighted Avg. Shares
Outstanding                  4,218,444       4,268,844       4,218,444       4,268,844       4,265,761








                      CONDENSED CONSOLIDATED BALANCE SHEET


                                                     (Unaudited)
                                                  NINE MONTHS ENDED
                                     ------------------------------------------
                                     SEPTEMBER 30, 2003      SEPTEMBER 30, 2002
                                     ------------------      ------------------
                  Current Assets           $ 13,571,601            $  9,435,326
             Current Liabilities              1,543,329               1,177,944
                 Working Capital             12,028,272               8,257,382
                  Long-Term Debt                478,024                 467,724
             Stockholders Equity             14,956,643              11,955,327
       Cash and Cash Equivalents              4,246,835               1,385,520